King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

March 31, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Daniel Morris
Erin Jaskot

Re:	Exterran Corporation
Registration Statement on Form S-3
Filed on February 28, 2020
File No. 333-236777

Dear Mr. Morris and Ms. Jaskot:

On behalf of our client, Exterran Corporation (the “Company”), we are filing via EDGAR with this letter, a copy of Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”). This letter, together with the changes reflected in Amendment No. 1, respond to the Staff’s comment contained in its letter dated March 13, 2020. Amendment No. 1 also includes other changes intended to update the information contained therein.

For your convenience, this letter sets forth in bold and italics the Staff’s comment before the response is given. All references to page numbers correspond to the page numbers contained in Amendment No. 1.

Anti-Takeover Effects of Provisions of Our Organizational Documents, page 6

1.

We note that provision nine of your restated Delaware certificate of incorporation identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose in your registration statement whether this provision applies to actions arising under the Securities Act or the Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will ensure that investors will be informed in future filings that the provision does not apply to any actions arising under the Securities or Exchange Act.

The Company has revised the disclosure on page 6 of Amendment No. 1 in response to the Staff’s comment. This revision clarifies for investors that the forum selection provision contained within the Company’s restated certificate of incorporation is not intended to apply to claims arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

With regard to future filings, the Company intends to include analogous disclosure in the Company’s upcoming quarterly report on Form 10-Q for the quarter ended March 31, 2020 as part of an update to the Company’s risk factor with regard to this forums selection provision, as well as in the Company’s description of its securities registered under the Exchange Act filed as an exhibit to future annual reports on Form 10-K.

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Securities and Exchange Commission

March 31, 2020

If we can be of any assistance in explaining these responses or the related changes in Amendment No. 1 to the Registration Statement, please contact me at (404) 572-2784 or by email (zcochran@kslaw.com).

Very truly yours,

/s/ Zachary L. Cochran
Zachary L. Cochran

cc:	Valerie L. Banner
(Exterran Corporation)

Keith Townsend
(King & Spalding LLP)